EXHIBIT 12.1
COMPUTATION OF RATIO OF INCOME
TO COMBINED FIXED CHARGES
COLEMAN CABLE, INC.

	For the Year Ended
(thousands, except ratios)	2002	2003	2004	2005	2006

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$11,784	$10,331	$11,503	$15,722	$15,995

Add interest element implicit in rentals	1,103	1,045	973	1,035	1,075

Interest capitalized	—	—	—	—	—

Total fixed charges	$12,887	$11,376	$12,476	$16,757	$17,070

Income
Income (loss) before income taxes	5,190	6,610	(5,915)	13,433	32,130

Add
Fixed charges (excluding interest capitalized)	12,887	11,376	12,476	16,757	17,070

Income before fixed charges and income taxes	$18,077	$17,986	$6,561	$30,190	$49,200

Ratio of income to fixed charges	1.40	1.58	0.53	1.80	2.88

	Six Months Ended June 30,
(thousands, except ratios)	2006	2007

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$8,314	$11,527

Add interest element implicit in rentals	503	416

Interest capitalized	—	—

Total fixed charges	$8,817	$11,943

Income
Income (loss) before income taxes	18,677	11,038

Add
Fixed charges (excluding interest capitalized)	8,817	11,943

Income before fixed charges and income taxes	$27,494	$22,981

Ratio of income to fixed charges	3.12	1.92